P.E. 1/31/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the month of January, 2002

Rio Narcea Gold Mines Ltd.
(Translation of registrant's name into English)

Avda. del Llaniello, 13-Bajo 33860 Salas, Asturias, Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F____

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rio Narcea Gold Mines Ltd.
(Registrant)

Date: January 8, 2002

By: [signature]
[Print] Name: A. Lavandeira
Title: President & CEO

KAK/master forms/form 6-K

RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com

NEWS RELEASE

January 8, 2002 Trading Symbol: TSE: RNG

RIO NARCEA ANNOUNCES SHARE OWNERSHIP CHANGES

Toronto – Rio Narcea Gold Mines, Ltd. ("Rio Narcea") today announced that it has been advised that effective December 27, 2001, an investor group, including a trust associated with the family of Mr. Chris von Christierson, Chairman of Rio Narcea, has purchased a total of 12,851,996 shares of Rio Narcea, representing approximately 19.8% of the issued and outstanding shares of Rio Narcea, from Hullas del Coto Cortes, S.A. and Lignitos de Meirama, S.A. at a price of CDN$0.65 per share. Contemporaneously with this acquisition of shares, Mr. Fernando Chinchurreta Bollain, Mr. Fernando Herranz Villafruela and Mr. John H. Hough resigned from the Board of Directors of Rio Narcea.

Rio Narcea Gold Mines, Ltd. is a mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company produces gold at its 100%-owned El Valle and Carlés mines and is currently permitting its Corcoesto gold project and conducting a bankable feasibility study on its Aguablanca nickel-copper-PGM deposit.

For further information contact:

Alberto Lavandeira
President and CEO
Tel: (34) 98 583 1500
Fax: (34) 98 583 2159

Laurie Gaborit
Manager, Investor Relations
Tel: (416) 686 0386
Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com